MANAGEMENT DISCUSSION & ANALYSIS

September 30, 2016

November 2, 2016

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Oncolytics Biotech Inc. as at and for the three and nine months ended September 30, 2016 and 2015, and should also be read in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2015. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).
FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation. Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2016 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.
Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of REOLYSIN, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN and future expense levels being within our current expectations.
Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.
REOLYSIN Development Update For 2016

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech® Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.
Our goal each year is to advance REOLYSIN® through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN® supply, and our intellectual property.

Clinical Program

Our overall clinical program is made up of a registration program that currently includes muscle-invasive bladder cancer and glioma cancer (our "Registration Program"), six randomized Phase II clinical trials (our "Randomized Program"), two checkpoint inhibitor studies (our "Checkpoint Inhibitor Program") and five other investigative clinical trials for a total of 13 clinical trials. During the third quarter of 2016, we announced additional clinical data from our randomized phase II non-small cell lung clinical study with the National Cancer Institute of Canada Clinical Trials Group.

Randomized Program

We continue to progress through our Randomized Program that includes six randomized Phase II clinical trials investigating lung, ovarian, colorectal, pancreatic, prostate, and breast cancers and is currently in varying stages of enrollment. The objective of our Randomized Program is to examine the potential efficacy of REOLYSIN® over multiple indications in a randomized setting to determine which indication may be most susceptible to REOLYSIN® therapy, which predictive biomarkers can possibly be used, and the registration path for product approval. The randomized clinical trials included in our Randomized Program do not pre-screen patient tumors for certain biomarkers, but are considered "all comer" trials with respect to the histology of the patients' tumors. The primary objective for each of the randomized clinical trials within our Randomized Program is an analysis of progression free survival along with an analysis of overall survival as a secondary endpoint comparing the control and test arms within each trial. As well, each randomized clinical trial includes other multiple secondary endpoints dependent on the particular cancer indication, but in all cases includes an analysis of molecular factors that may be predictive of response (biomarker analysis). The National Cancer Institute of Canada ("NCIC") Clinical Trials Group sponsors our randomized Phase II colorectal, lung, prostate, and breast cancer trials. The US National Cancer Institute ("NCI") sponsors our randomized Phase II ovarian and pancreatic cancer trials.

We believe that as we progress through our Randomized Program we will develop a scientific understanding of REOLYSIN® that will include which cancer indications should be pursued in a Phase III setting, if progression free survival is a reasonable proxy for overall survival and which predictive biomarkers should be used for screening patients.

Randomized Program - Clinical Trial Results

Randomized Non-Small Cell Lung Cancer

During the third quarter of 2016, we announced additional data from our randomized, Phase II clinical study of REOLYSIN® in patients with non-small cell lung cancer ("NSCLC"), IND 211. The study enrolled patients with both non-squamous (adenocarcinoma) and squamous cell histology. Those with adenocarcinoma (n=75) were treated with REOLYSIN® in combination with pemetrexed in the test arm versus pemetrexed alone in the control arm. Those with squamous cell histology (n=76) were treated with REOLYSIN® in combination with docetaxel in the test arm versus docetaxel alone in the control arm. The study's primary objective was progression free survival ("PFS"). Its secondary objectives included overall survival ("OS"), safety, and measurement of biomarkers that may be predictive of response.
Results in Patients with Adenocarcinoma by Patient Gender
An analysis was performed of survival outcomes for patients with adenocarcinoma by gender. The PFS was statistically significantly better for female patients in the test arm (n=20) than for those in the control arm (n=16); median PFS was 5.39 months compared with 3.02 months, respectively (p=0.0201). The evolving OS showed a strong trend towards survival benefit for female patients in the test arm (n=20, six of whom remained alive at the time of the analysis) over those in the control arm (n=16, three of whom remained alive at the time of the analysis); median OS was 10.68 months compared with 7.59 months, respectively (p=0.145). By contrast, no PFS or OS benefit was noted for the male patients with adenocarcinoma.

Results in Patients with Adenocarcinoma by Patient Genetic Status
All patients were tested for biomarkers including those that are associated with the replication of the reovirus (namely, EGFR, Hras, Kras, Nras, Braf and/or p53 mutations) (the "target biomarkers"). Patients treated with REOLYSIN® with one or more target biomarkers had a greater PFS (p=0.039) and OS (p=0.031) than patients treated with REOLYSIN® without any target biomarkers. The presence of these biomarkers may account, at least in part, for the difference between the survival outcomes for male and female patients; target biomarkers were present in a higher proportion of the female patients in the study than the male patients (66.7% versus 43.6%). As a result, pre-screening for target biomarkers in patients with adenocarcinoma of the lung is warranted.

Results in Patients with Squamous Cell Histology
The overall OS for patients with squamous cell histology continues to evolve. Target biomarkers were present in a smaller proportion of the overall patients with squamous cell histology (34.2% versus 54.7% of those with adenocarcinoma); therefore a larger patient population would be required to make statistical conclusions about the role of biomarkers in predicting response.

Impact of Data
Based on these findings from IND 211, we intend to incorporate pre-selection of patients using genetic screening in our Clinical Program.

Manufacturing and Process Development

During the third quarter of 2016, we continued to supply our clinical trial program with previously filled and labeled product from our existing supply of REOLYSIN®. As well, we continued our validation activities designed to demonstrate that our manufacturing process for the commercial production of REOLYSIN® is robust and reproducible as part of a process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of the Company’s submission to regulators, including the FDA, for product approval.
Intellectual Property

At the end of the third quarter of 2016, we had been issued over 440 patents including 61 U.S. and 20 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.
Financing Activity

On February 26, 2016, we entered into an "at-the-market" equity distribution agreement with Canaccord Genuity Inc. acting as sole agent in Canada (our "Canadian ATM"). Under the terms of the distribution agreement, we may, from time to time, sell shares of our common stock having an aggregate offering value of up to $4.6 million through Canaccord Genuity Inc. Sales of common shares, if any, pursuant to the Canadian ATM, will be made in transactions that are deemed to be "at-the-market distributions", through the facilities of the Toronto Stock Exchange or other "marketplace" (as defined in National Instrument 21-101 Marketplace Operation) in Canada. We will determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility. During the nine month period ending September 30, 2016, we sold 2,621,600 commons shares for gross proceeds of $1,339,378. We incurred share issue costs which included costs to establish our Canadian ATM facility of $486,842.

Financial Impact

We estimated at the beginning of the third quarter of 2016 that our cash requirements to fund our operations for the year will be between $14 - $15 million depending on our ultimate clinical program (see "Liquidity and Capital Resources"). Our cash usage for the nine month period ending September 30, 2016 was $8,668,863 from operating activities and $10,553 for the acquisition of property and equipment. Our net loss for the nine month period ending September 30, 2016 was $9,929,957.
Cash Resources

We exited the third quarter of 2016 with cash and short-term investments totaling $17,701,529 (see “Liquidity and Capital Resources”).
REOLYSIN® Development For 2016

Our planned development activity for REOLYSIN® in 2016 is made up of clinical, manufacturing, and intellectual property programs. Our 2016 clinical program includes the continuation of patient enrollment in our Registration, Checkpoint Inhibitor and Randomization Programs and the anticipated release of clinical data. We also expect to use our clinical data to assist in the implementation of our overall Clinical Program.

Our 2016 manufacturing program includes continued production of 100-litre cGMP production runs along with the related fill, labeling, packaging and shipping of REOLYSIN® to our various clinical sites. We also plan to continue progressing through our process validation master plan and related conformity testing in 2016. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

Third Quarter Results of Operations
(for the three months ended September 30, 2016 and 2015)

Net loss for the three month period ending September 30, 2016 was $3,332,474 compared to $2,823,977 for the three month period ending September 30, 2015.

Research and Development Expenses (“R&D”)

	2016 $	2015 $
Clinical trial expenses	380,488	459,502
Manufacturing and related process development expenses	637,684	705,145
Intellectual property expenditures	302,934	242,212
Research collaboration expenses	53,149	97,969
Other R&D expenses	742,262	887,055
Foreign exchange loss (gain)	(43,669)	(631,775)
Share based payments (recovery)	70,092	7,164
Scientific research and development repayment (refund)	(1,203)	(62,488)
Research and development expenses	2,141,737	1,704,784

Clinical Trial Program

	2016 $	2015 $
Clinical trial expenses	380,488	459,502

Our clinical trial expenses for the third quarter of 2016 were $380,488 compared to $459,502 for the third quarter of 2015. In the third quarter of 2016, our clinical activities continued to relate primarily to the patient enrollment in our checkpoint inhibitor pancreatic cancer study investigating pembrolizumab (KEYTRUDA®) in combination with REOLYSIN®.. As well, we incurred costs associated with the completion of enrollment in our other Company sponsored clinical trials. During the third quarter of 2015, our clinical trial program activities related to completing the enrollment in our Randomized Program and closing out fully enrolled clinical trials.

Manufacturing & Related Process Development (“M&P”)

	2016 $	2015 $
Product manufacturing expenses	443,650	595,102
Process development expenses	194,034	110,043
Manufacturing and related process development expenses	637,684	705,145

Our M&P expenses for the third quarter of 2016 were $637,684 compared to $705,145 for the third quarter of 2015. During the third quarter of 2016, our product manufacturing costs mainly related to shipping and storage costs along with lot release testing.

During the third quarter of 2015, our product manufacturing costs mainly related to the fill, labeling and lot release testing of product to be used in our clinical trial program. As well, costs were incurred associated with shipping and storage of our bulk and vialed product.

Our process development expenses for the third quarter of 2016 were $194,034 compared to $110,043 for the third quarter of 2015. In the third quarter of 2016, these activities related to scale up and process optimization studies compared to assay development, optimization, validation and stability studies in the third quarter of 2015.

Intellectual Property Expenses

	2016 $	2015 $
Intellectual property expenses	302,934	242,212

Our intellectual property expenses for the third quarter of 2016 were $302,934 compared to $242,212 for the third quarter of 2015. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the third quarter of 2016, we had been issued over 440 patents including 61 U.S. and 20 Canadian patents, as well as issuances in other jurisdictions.

Research Collaborations

	2016 $	2015 $
Research collaborations	53,149	97,969

Our research collaboration expenses for the third quarter of 2016 were $53,149 compared to $97,969 for the third quarter of 2015.
During the third quarter of 2016, our research collaborations were primarily focused on biomarker studies. During the third quarter of 2015, our research collaborations included biomarker studies along with studies investigating the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

Other Research and Development Expenses

	2016 $	2015 $
R&D consulting fees	11,959	62,559
R&D salaries and benefits	680,772	701,849
Other R&D expenses	49,531	122,647
Other research and development expenses	742,262	887,055

Our other research and development expenses for the third quarter of 2016 were $742,262 compared to $887,055 for the third quarter of 2015. During the third quarter of 2016, our R&D salaries and benefits expenses continued to decline compared to the third quarter of 2015 as a result of a drop in head count that occurred during the second half of 2015. As well, with the completion of enrollment in our NCIC trials in 2015 and the close out of completed Company sponsored studies, our Other R&D expenses continue to decline.

Share Based Payments

	2016 $	2015 $
Share based payments	70,092	7,164

Share based payments are non-cash amounts that are a result of activity related to our stock option and incentive share award plans. During the third quarter of 2016, our share based payment expenses were $70,092 compared to $7,164 for the third quarter of 2015. We incurred stock based compensation associated with the granting of restricted share units to officers in the third quarter of 2016 and the vesting of previously granted stock options.

Operating Expenses

	2016 $	2015 $
Public company related expenses	678,482	665,412
Office expenses	471,674	462,222
Amortization of property and equipment	44,014	44,761
Share based payments	28,277	3,628
Operating expenses	1,222,447	1,176,023

Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our Canadian and U.S. stock listings. During the third quarter of 2016, our public company related expenses were $678,482 compared to $665,412 for the third quarter of 2015. During the third quarter of 2016, our activities and costs related to investor relations increased compared to the third quarter of 2015 which was partially offset by a decrease in professional fees.

Office expenses include compensation costs (excluding share based payments), office rent and other office related costs. During the third quarter of 2016, our office expenses were $471,674 compared to $462,222 for the third quarter of 2015. During the third quarters of 2016 and 2015, the activities associated with our office expenses remained relatively consistent.

During the third quarter of 2016, our non-cash share based payment expenses were $28,277 compared to $3,628 for the third quarter of 2015. We incurred stock based compensation associated with the granting of restricted share units to officers and independent board members along with the vesting of previously granted stock options.

Results of Operations
(for the nine month period ending September 30, 2016 and 2015)

Net loss for the nine month period ending September 30, 2016 was $9,929,957 compared to $10,226,073 for the nine month period ending September 30, 2015.

Research and Development Expenses (“R&D”)

	2016 $	2015 $
Clinical trial expenses	1,435,359	1,121,396
Manufacturing and related process development expenses	1,275,686	2,120,920
Intellectual property expenditures	827,072	815,130
Research collaboration expenses	191,675	499,791
Other R&D expenses	2,207,764	2,806,716
Foreign exchange loss (gain)	232,057	(789,808)
Share based payments (recovery)	190,412	90,220
Scientific research and development repayment (refund)	(1,203)	(62,488)
Research and development expenses	6,358,822	6,601,877

Clinical Trial Program

	2016 $	2015 $
Clinical trial expenses	1,435,359	1,121,396

During the nine month period ending September 30, 2016, our clinical trial expenses were $1,435,359 compared to $1,121,396 for the nine month period ending September 30, 2015. During the nine month period ending September 30, 2016, our clinical activities mainly related to the patient enrollment in our checkpoint inhibitor pancreatic cancer study investigating pembrolizumab (KEYTRUDA®) in combination with REOLYSIN® along with costs associated with the completion of enrollment in our Randomized Program while implementing our Registration Program. During the nine month period ending September 30, 2015, our clinical trial program activities mainly related to the completion of enrollment in our Randomized Program and closing out our fully enrolled clinical trials.

We still expect our clinical trial expenses to increase in 2016 compared to 2015. In 2016, we expect to commence enrollment in our Registration Program which will include a mix of Company and Third Party sponsored clinical trials. As well, we expect to expand our Checkpoint Inhibitor Program and we believe, in order to ensure timely completion of this program, we will need to directly sponsor certain clinical trials including our pancreatic cancer trial in combination with pembrolizumab (KEYTRUDA®). We also expect to incur regulatory consulting activities and associated costs in order to support our decisions pertaining to our Clinical Programs.

Manufacturing & Related Process Development (“M&P”)

	2016 $	2015 $
Product manufacturing expenses	808,841	1,560,846
Process development expenses	466,845	560,074
Manufacturing and related process development expenses	1,275,686	2,120,920

Our M&P expenses for the nine month period ending September 30, 2016 were $1,275,686 compared to $2,120,920 for the nine month period ending September 30, 2015. During the nine month period ending September 30, 2016, our product manufacturing activities have mainly related to supplying our clinical program with sufficient product including related shipping and storage activities. These costs have been partially offset by recoveries from a development collaboration. During the nine month period ending September 30, 2015, our production manufacturing activities related to the fill, labeling and lot release testing of product to be used in our clinical trial program along with related shipping and storage activities.

Our process development expenses for the nine month period ending September 30, 2016 were $466,845 compared to $560,074 for the nine month period ending September 30, 2015. During the nine month periods ending September 30, 2016 and 2015, our process development activities focused on our validation master plan. In 2016, these activities included stability, scale up and process optimization studies. In 2015, our process development activities also included assay development and validation studies.

We now expect our M&P expenses for 2016 to decrease compared to 2015. In 2016, we expect to fill, label and store sufficient product in preparation for a registration study. We also expect to continue to perform conformity testing related to our process validation master plan.

Intellectual Property Expenses

	2016 $	2015 $
Intellectual property expenses	827,072	815,130

Our intellectual property expenses for the nine month period ending September 30, 2016 were $827,072 compared to $815,130 for the nine month period ending September 30, 2015. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. For the nine month period ending September 30, 2016, we had been issued over 440 patents including 61 U.S. and 20 Canadian patents, as well as issuances in other jurisdictions. We expect that our intellectual property expenses will remain consistent in 2016 compared to 2015.

Research Collaborations

	2016 $	2015 $
Research collaborations	191,675	499,791

Our research collaboration expenses for the nine month period ending September 30, 2016 were $191,675 compared to $499,791 for the nine month period ending September 30, 2015. During the nine month period ending September 30, 2016, our research collaborations included biomarker studies along with studies investigating the interaction of the immune system and the reovirus. During the nine month period ending September 30, 2015, our research collaborations also included the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

We still expect that our research collaborations in 2016 will remain consistent with 2015. We expect to complete our ongoing collaborative program carried over from 2015 and will continue to be selective in the types of new collaborations we enter into in 2016.

Other Research and Development Expenses

	2016 $	2015 $
R&D consulting fees	141,031	166,224
R&D salaries and benefits	1,913,155	2,250,006
Other R&D expenses	153,578	390,486
Other research and development expenses	2,207,764	2,806,716

Our other research and development expenses for the nine month period ending September 30, 2016 were $2,207,764 compared to $2,806,716 for the nine month period ending September 30, 2015. During the nine month period ending September 30, 2016, our R&D salaries and benefits expenses continued to decline compared to the nine month period ending September 30, 2015 as a result of a drop in head count that occurred during the second half of 2015. As well, with the completion of enrollment in our NCIC trials in 2015 and the close out of completed Company sponsored studies, our Other R&D expenses continue to decline.

We still expect that our Other Research and Development expenses in 2016 will remain consistent compared to 2015.

Share Based Payments

	2016 $	2015 $
Share based payments	190,412	90,220

Share based payments are non-cash amounts that are a result of activity related to our stock option and incentive share award plans. For the nine month periods ending September 30, 2016, our share based payment expenses were $190,412 compared to $90,220 for the nine month period ending September 30, 2015. During the nine month period ending September 30, 2016 we incurred stock based compensation associated with the granting of restricted share units to officers and independent directors and the vesting of previously granted stock options. During the nine month period ending September 30, 2015, our share based payment expenses related to the vesting of previously granted stock options.

Operating Expenses

	2016 $	2015 $
Public company related expenses	2,260,865	2,194,547
Office expenses	1,203,598	1,360,306
Amortization of property and equipment	134,631	134,743
Share based payments	109,223	91,216
Operating expenses	3,708,317	3,780,812

Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. During the nine month periods ending September 30, 2016 and 2015, our public company related expenses have remained relatively consistent.

Office expenses include compensation costs (excluding share based payments), office rent and other office related costs. Our office expenses in the nine month period ending September 30, 2016, were $1,203,598 compared to $1,360,306 in the nine month period ending September 30, 2015. During the nine month period ending September 30, 2016, rent associated with our head office declined which was offset by an increase in salary levels and head count compared to the nine month period ending September 30, 2015.

During the nine month period ending September 30, 2016, our non-cash share based payment expenses were $109,223 compared to $91,216 for the nine month period ending September 30, 2015. During the nine month period ending September 30, 2016, we incurred stock based compensation associated with the granting of restricted share units to officers and independent board members along with the vesting of previously granted stock options. During the nine month period ending September 30, 2015, we incurred stock based compensation associated with the vesting of previously granted stock options along with the grant of stock options to our new directors elected at the 2015 Annual General Meetings.

We still expect our operating expenses in 2016 to remain consistent with 2015.

Commitments

As at September 30, 2016, we are committed to payments totaling $1,802,631 which are expected to occur over the next twelve months for activities related to clinical trial activity, manufacturing and collaborations. All of these committed payments are considered to be part of our normal course of business.
Summary of Quarterly Results

(unaudited)	2016			2015				2014
(amounts in thousands, except per share data)	Sept.	June	March	Dec.	Sept.	June	March	Dec.
Revenue	—	—	—	—	—	—	—	—
Net loss (2)	3,332	2,581	4,017	3,497	2,824	3,850	3,552	3,779
Basic and diluted loss per common share(2), (3)	$0.03	$0.02	$0.03	$0.03	$0.02	$0.03	$0.04	$0.04
Total assets(3)	18,437	21,368	23,023	27,384	31,001	33,190	31,445	17,193
Total cash(1), (3)	17,702	20,410	22,322	26,077	30,023	32,079	30,639	16,185
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Included in total cash are cash and cash equivalents plus short-term investments.

(2)
Included in net loss and loss per common share between September 2016 and October 2014 are quarterly stock based compensation expenses of $98,369, $119,626, $81,640, 248,101, $10,791, $55,675, $114,970, and $109,902, respectively.

(3)
We issued 2,721,600 common shares for net cash proceeds of $0.9 million in 2016 (2015 - 24,197,878 common shares for net cash proceeds of $23.4 million; 2014 - 8,708,676 common shares for net cash proceeds of $9.0 million).

(4)	We have not declared or paid any dividends since incorporation.
Liquidity and Capital Resources
2016 Financing Activities

During the period between February 26 and September 30, 2016, we sold 2,621,600 common shares for gross proceeds of $1,339,378. We incurred share issue costs which included costs to establish our Canadian ATM facility of $486,842.

2015 Financing Activities

US Share Purchase Agreement
During the nine month period ending September 30, 2015, we issued 5,778,674 common shares under our share purchase agreement with Lincoln Park Capital, LLC for net cash proceeds of US$3,490,272.

"At the Market" Equity Distribution Agreement
During the nine month period ending September 30, 2015, we issued 18,690,504 common shares under our "At the Market" equity distribution agreement with Canaccord Genuity Inc. for net cash proceeds of US$15,360,369.

Liquidity

As at September 30, 2016, we had cash and cash equivalents, short-term investments and working capital positions as follows:

	September 30, 2016 $	December 31, 2015 $
Cash and cash equivalents	15,612,729	24,016,275
Short-term investments	2,088,800	2,060,977
Shareholders’ equity	15,628,179	24,674,306

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. To date, we have funded our operations mainly through the issue of additional capital via public and private offerings and through the exercise of warrants and stock options. In February 2016, we were able to raise funds through our Canadian ATM (our "Financing Arrangement").

We have no assurances that we will be able to raise additional funds through the sale of our common shares, consequently, we will continue to evaluate all types of financing arrangements. In an effort to be able to evaluate all types of financing arrangements, we maintain a current short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”). We renewed our Base Shelf on February 16, 2016 which allows us to sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement. Our Base Shelf expires on March 16, 2018.

Maintaining our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. By utilizing our Base Shelf, we were able to enter into our Financing Arrangement.

Our Financing Arrangement provides us with access to, subject to the respective terms and conditions, $4.6 million of which we have raised gross proceeds of approximately $1.3 million. We expect to continue to access our Financing Arrangement to help support our current clinical trial, manufacturing, intellectual property and collaboration programs. We still anticipate that the expected cash usage from our operations in 2016 will be between approximately $14 - $15 million. Despite the anticipated change in our cash requirements compared to 2015, we continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources. Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources and access to additional cash resources through our Financing Arrangement to fund our presently planned operations into 2017. Factors that will affect our anticipated cash usage in 2016 and 2017, and for which additional funding might be required include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2016.

Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. Our portfolio consists of guaranteed investment certificates. As of September 30, 2016, we had $2.1 million invested under this policy, currently earning interest at an effective rate of 1.41%.
Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. As at September 30, 2016, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:
Credit risk
Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.
We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties. Currently, 100% of our short-term investments are in guaranteed investment certificates.
Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  In the normal course of our operations, we are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K. and the European Union. In addition, we are exposed to currency risk to the extent cash is held in foreign currencies from either the purchase of foreign currencies or when we receive foreign currency proceeds from financing activities.  For the nine month period ending September 30, 2016, the impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net loss in 2016 by approximately $25,284.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2016 by approximately $6,847. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have decreased our net loss for the nine month period ending September 30, 2016 by approximately $3,040.

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from our financing activities, to settle our foreign accounts payable.

Balances in foreign currencies at September 30, 2016 are as follows:

	U.S. dollars $	British pounds £	Euro €
Cash and cash equivalents	5,950,072	24,483	32,717
Accounts payable	(231,789)	(3,185)	—
	5,718,283	21,298	32,717
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in the notes to our audited financial statements. Accounts payable are all due within the current operating period.
Other MD&A Requirements

We have 121,169,722 common shares outstanding at November 2, 2016. If all of our options (7,801,727) were exercised and our restricted share units were to vest (1,934,312) we would have 130,905,761 common shares outstanding.

Our 2015 Annual Information Form on Form 20-F is available on www.sedar.com.
Disclosure Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended September 30, 2016 that materially affected or are reasonably likely to materially affect, internal controls over financial reporting.